

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

March 26, 2010

Coates International Ltd.
Barry C. Kaye- Chief Financial Officer
2100 Highway 34 & Ridgewood Road
Wall Township, NJ 07719

> **Re:** **Coates International Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **File Number: 000-33155**

Dear Mr. Kaye:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief